Allianz Life Insurance Company of North America

Stewart D. Gregg
Senior Securities Counsel
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

Telephone:  763-765-2913
Telefax:       763-765-6355
stewart.gregg@allianzlife.com

May 10, 2013

Securities and Exchange Commission
Division of Investment Management
Insured Investments Office
100 F Street NE
Washington, D.C. 20549

RE:  Allianz Life Insurance Company of North America
        Allianz Life Variable Account B (File No. 811-05618)
        Registration Statement Nos. 333-185866 & 333-185864 on Forms N-4 and S-1
        Pre-Effective Amendment No. 2

Dear Sir/Madam:

The Registrants hereby request acceleration of the effective date of the above captioned pre-effective amendments to the Registration Statements and request that said amendments become effective on May 10, 2013 after the filing of such pre-effective amendments.

The Registrants acknowledge that changes to the Registration Statement based on Staff comments do not bar the Commission from taking future action and that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Allianz Life Variable Account B
Allianz Life Insurance Company of North America

/s/ Stewart Gregg
___________________________________

Allianz Life Financial Services, LLC
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

Robert DeChellis
President & CEO
Telephone:  763-765-6840

May 10, 2013

Securities and Exchange Commission
Division of Investment Management
Insured Investments Office
100 F Street NE
Washington, D.C. 20549

RE:  Allianz Life Insurance Company of North America
        Allianz Life Variable Account B (File No. 811-05618)
        Registration Statement Nos. 333-185866 & 333-185864 on Forms N-4 and S-1
        Pre-Effective Amendment No. 2

Dear Sir/Madam:

Allianz Life Financial Services, LLC, as principal underwriter for the above-referenced Registrants, joins the Registrants in their request to accelerate the effective date of the above captioned pre-effective amendments to the Registration Statements and requests that said amendments become effective on May 10, 2013 after the filing of such pre-effective amendments.

The Registrants acknowledge that changes to the Registration Statement based on Staff comments do not bar the Commission from taking future action and that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Allianz Life Financial Services, LLC

/s/ Robert DeChellis
_______________________________________